Filed Pursuant to Rule 424(b)(1)
Registration No. 333-104415
Registration No. 333-106085

2,282,500 Common Units
Representing Limited Partner Interests

Suburban Propane Partners, L.P.

      The common units are listed on the New York Stock Exchange under the symbol ''SPH.'' The last reported sale price of the units on June 12, 2003 was $29.00 per unit.

      See ''Risk Factors'' on page 6 to read about factors you should consider before you invest in the units.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Initial price to public	$29.0000	$66,192,500
Underwriting discount	$1.2325	$2,813,181
Proceeds, before expenses, to Suburban Propane Partners, L.P.	$27.7675	$63,379,319

      To the extent that the underwriters sell more than 2,282,500 common units, the underwriters have the option to purchase up to an additional 342,375 units from us at the initial price to public less the underwriting discount.

      The underwriters expect to deliver the units in New York, New York on June 18, 2003.

Goldman, Sachs & Co.

Wachovia Securities

Raymond James

Prospectus dated June 12, 2003.

PROSPECTUS SUMMARY

      As used in this prospectus, ''our'' and ''Suburban'' mean Suburban Propane Partners, L.P. and, unless the context requires otherwise, its subsidiary operating partnership, Suburban Propane, L.P., and our wholly owned subsidiaries.

Our Business

      We are retail and wholesale marketers of propane and related appliances and services. We believe, based on LP/Gas Magazine dated February 2003, that we were the third largest retail marketer of propane in the United States, measured by retail gallons sold in the year 2002. During the 2002 fiscal year, we sold approximately 456.0 million gallons of propane to retail customers and an additional 95.3 million gallons at wholesale to other distributors and large industrial end-users. As of March 29, 2003, we served approximately 750,000 active residential, commercial, industrial and agricultural customers from more than 320 customer service centers in over 40 states. In addition, we own Gas Connection, Inc. (d/b/a HomeTown Hearth & Grill), which operates ten retail stores in the northeast and northwest regions of the United States that sell and install natural gas and propane gas grills, fireplaces and related accessories and supplies. We also own Suburban @ Home, Inc., an internally developed heating, ventilation and air conditioning business that operates three locations.

      Our operations are concentrated in the east and west coast regions of the United States. Our geographic diversity lessens our exposure to weather conditions affecting operations in particular regions. We own two storage facilities: a 22 million gallon above-ground facility in Elk Grove, California and a 60 million gallon underground facility in Tirzah, South Carolina. We are supplied by nearly 70 suppliers nationwide. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

Our Strategy

      Our business strategy is to deliver increasing value to our unitholders through initiatives, both internal and external, geared toward achieving sustainable profitable growth and increased quarterly distributions. We pursue this business strategy through a combination of:

•	an internal focus on enhancing customer service, growing our customer base and improving the efficiency of our operations; and
•	the pursuit of acquisitions of other retail propane distributors or other energy-related businesses that can complement or supplement our core propane operations.

      Over the past three fiscal years, we have focused on strengthening our balance sheet and distribution coverage in order to prepare for further growth and diversification. Within our core business, we have pursued internal growth of our existing propane operations by implementing programs to increase our customer base and by fostering the growth of related retail and service operations. In addition, we have increased our efficiencies through increased reliance on information technology at our customer service centers.

      We also seek to invest in acquisition opportunities that will extend our presence in strategically attractive propane markets or diversify our operations in other energy-related businesses that can immediately contribute to our overall growth strategy. Although we did not acquire any businesses in fiscal 2001 or 2002 or in the first half of fiscal 2003, we believe there are numerous potential candidates for acquisition. The competition for acquisitions, however, is intense and we cannot assure you that we will identify candidates to acquire on terms that are economically acceptable to us. At the same time, we will continue to monitor and evaluate our existing operations to identify opportunities that will allow us to optimize our return on assets by selectively consolidating or divesting operations in slower growing or non-strategic markets.

Our Organizational Structure

      Our limited partners own only a single class of limited partnership interests, which are represented by the common units. Our general partner, Suburban Energy Services Group LLC, is owned by approximately 40 of our executives and key employees. Our partnership structure is intended to provide maximum benefits to our common unitholders while aligning our management's incentives with the interests of our unitholders. Our operations are conducted through an operating partnership and its corporate subsidiaries. The following chart shows our organizational structure:

Where You Can Find Us

      We maintain our executive offices at 240 Route 10 West, Whippany, New Jersey 07981 and our telephone number at that address is 973-887-5300.

Summary Financial and Other Data
(Amounts in thousands, except per unit amounts)

	Year Ended(a)			Six Months Ended
	September 30, 2000(b)	September 29, 2001	September 28, 2002	March 30, 2002	March 29, 2003
Statement of Operations Data
Revenues	$841,304	$931,536	$665,105	$417,751	$501,087
Depreciation and amortization(c)	38,772	38,502	29,693	14,992	14,484
Gain on sale of assets	10,328	—	—	—	—
Gain on sale of storage facility	—	—	6,768	6,768	—
Income before interest expense and income taxes(d)	79,560	91,475	88,214	100,215	96,344
Interest expense, net	40,794	37,590	33,987	17,373	17,021
Provision for income taxes	234	375	703	328	167
Income from continuing operations(d)	38,532	53,510	53,524	82,514	79,156
Discontinued operations:
Gain on sale of customer service centers(e)	—	—	—	—	2,404
Net income(d)	38,532	53,510	53,524	82,514	81,560
Net income per unit—basic(f)	1.70	2.14	2.12	3.28	3.23
Net income per unit—diluted(f)	1.70	2.14	2.12	3.27	3.22
Cash distributions declared per unit	$2.11	$2.20	$2.28	$1.13	$1.15
Balance Sheet Data (end of period)
Current assets	$122,160	$124,339	$116,789	$162,660	$170,220
Total assets	771,116	723,006	700,146	753,282	742,400
Current liabilities, including current portion of long-term borrowings	131,461	162,103	187,545	95,416	149,498
Long-term borrowings	517,219	430,270	383,830	472,709	408,823
Other long-term liabilities	60,607	71,684	109,485	71,649	112,783
Partners' capital—Common Unitholders	58,474	105,549	103,680	160,288	156,000
Partner's capital—General Partner	$1,866	$1,888	$1,924	$3,025	$3,260
Statement of Cash Flows Data
Cash provided by/(used in)
Operating activities	$59,467	$101,838	$68,775	$36,122	$23,366
Investing activities	$(99,067)	$(17,907)	$(6,851)	$16	$674
Financing activities	$42,853	$(59,082)	$(57,463)	$(28,336)	$(29,124)
Other Data
EBITDA(g)	$118,332	$129,977	$117,907	$115,207	$113,232
Capital expenditures(h)
Maintenance and growth	$21,250	$23,218	$17,464	$9,576	$6,041
Acquisitions	$98,012	$—	$—	$—	$—
Retail propane gallons sold	523,975	524,728	455,988	292,579	322,890

Notes:
(a)	Our 2000 fiscal year contained 53 weeks. All other fiscal years contained 52 weeks.
(b)	Includes the results from the November 1999 acquisition of certain subsidiaries of SCANA Corporation, accounted for under the purchase method, from the date of acquisition.
(c)	Depreciation and amortization expense for the year ended September 28, 2002 reflects the early adoption of Statement of Financial Accounting Standards No. 142, ''Goodwill and Other Intangible Assets,'' as of September 30, 2001 (the beginning of our 2002 fiscal year). SFAS 142 eliminates the requirement to amortize goodwill and certain intangible assets. Amortization expense for the year ended September 28, 2002 reflects approximately $7.4 million lower amortization expense compared to the year ended September 29, 2001 as a result of the elimination of amortization expense associated with goodwill.
(d)	These amounts include, in addition to the gain on sale of assets and the gain on sale of storage facility, gains from the disposal of property, plant and equipment of $1.0 million for fiscal 2000, $3.8 million for fiscal 2001, $0.5 million for fiscal 2002, $0.3 million for the six months ended March 30, 2002 and $0.3 million for the six months ended March 29, 2003.

(e)	Gain on sale of customer service centers consists of five customer service centers we sold during the second quarter of fiscal 2003 for total cash proceeds of approximately $5.7 million. We recorded a gain on sale of approximately $2.4 million, which has been accounted for within discontinued operations pursuant to SFAS 144, ''Accounting for the Impairment or Disposal of Long-Lived Assets.'' Prior period results of operations attributable to these five customer service centers were not significant and, as such, prior period results have not been reclassified to remove financial results from continuing operations.
(f)	Basic net income per limited partner unit is computed by dividing net income, after deducting our general partner's interest, by the weighted average number of outstanding common units. Diluted net income per limited partner unit is computed by dividing net income, after deducting the general partner's approximate 2% interest, by the weighted average number of outstanding common units and time vested restricted units granted under our 2000 Restricted Unit Plan.
(g)	EBITDA represents income before deducting interest expense, income taxes, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. Moreover, our senior note agreements and our revolving credit agreement require us to use EBITDA in calculating our leverage and interest coverage ratios. EBITDA is not a recognized term under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP. Because EBITDA, as determined by us, excludes some, but not all, items that affect net income, it may not be comparable to EBITDA or similarly titled measures used by other companies. The following table sets forth (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our cash flow provided by operating activities.

	Year Ended			Six Months Ended
	September 30, 2000	September 29, 2001	September 28, 2002	March 30, 2002	March 29, 2003
Net income	$38,532	$53,510	$53,524	$82,514	$81,560
Add:
Provision for income taxes	234	375	703	328	167
Interest expense, net	40,794	37,590	33,987	17,373	17,021
Depreciation and amortization	38,772	38,502	29,693	14,992	14,484

EBITDA	118,332	129,977	117,907	115,207	113,232

Add (subtract):
Provision for income taxes	(234)	(375)	(703)	(328)	(167)
Interest expense, net	(40,794)	(37,590)	(33,987)	(17,373)	(17,021)
Gain on disposal of property, plant and equipment, net	(11,313)	(3,843)	(546)	(276)	(320)
Gain on sale of customer service centers	—	—	—	—	(2,404)
Gain on sale of storage facility	—	—	(6,768)	(6,768)	—
Changes in working capital and other assets and liabilities	(6,524)	13,669	(7,128)	(54,340)	(69,954)

Net cash provided by operating activities	$59,467	$101,838	$68,775	$36,122	$23,366

(h)	Our capital expenditures fall generally into three categories: (i) maintenance expenditures, which include expenditures for repair and replacement of property, plant and equipment; (ii) growth capital expenditures which include new propane tanks and other equipment to facilitate expansion of our customer base and operating capacity; and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of propane and other retail operations and a portion of the purchase price allocated to intangibles associated with such acquired businesses.

The Offering

Title	Common units representing limited partner interests.
Securities Offered	2,282,500 common units assuming the underwriters' over-allotment option is not exercised.
Units Outstanding after the Offering	26,913,787 common units if the underwriters' over-allotment option is not exercised.
If the underwriters' over-allotment is exercised in full:
• 342,375 additional common units will be issued; and
• 27,256,162 common units will be outstanding.
Price	$29.00 for each common unit representing a limited partner interest.
New York Stock Exchange Trading Symbol	SPH
Use of Proceeds	We will receive approximately $62.9 million from the sale of the common units, or $72.4 million if the underwriters' over-allotment option is exercised in full, in each case, after deducting the underwriting discount and offering expenses. We will use the net proceeds for our general partnership purposes, which may include working capital and capital expenditures and for debt reduction. In addition, if appropriate opportunities arise, we may use a portion of the proceeds to finance future acquisitions.

Ratio of Taxable Income to Distributions

      We estimate that if you buy common units in this offering and own those common units from the purchase date through December 31, 2007, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be not more than 20% of the cash distributed attributable to that period. We further estimate that for taxable years ending after December 31, 2007, the taxable income allocable to the unitholders will be a much larger percentage of cash distributed to unitholders. These estimates, and the underlying assumptions, also are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted and with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will prove to be correct. The actual percentage could be higher or lower, and any differences could be significant and could materially affect the market value of the common units.

RISK FACTORS

      Before you invest in our common units, you should be aware that there are various risks in doing so, including those described below. You should carefully consider these risk factors, together with all the other information included or incorporated by reference in this prospectus. If any of the events described in these risk factors or elsewhere in this prospectus actually occur, then our business, results of operations or financial condition could be materially adversely affected. In that event, we may be unable to make distributions to our unitholders, the trading price of the common units may decline and you may lose all or part of your investment.

Risks Inherent in Our Business

Since weather conditions may adversely affect demand for propane, our results of operations and financial condition are vulnerable to warm winters

      Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. The volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. Typically, we sell approximately two-thirds of our retail propane volume during the peak heating season.

      In addition, actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. For example, temperatures nationwide averaged 3% warmer than normal for the first half of fiscal 2003 compared to 15% warmer than normal temperatures in the first half of fiscal 2002 as reported by the National Oceanic and Atmospheric Administration (NOAA). Temperatures during fiscal 2002 were 13% warmer than normal compared to fiscal 2001 temperatures that were 2% colder than normal. Furthermore, variations in weather in one or more regions in which we operate can significantly affect the total volume of propane we sell and, consequently, our results of operations. Variations in the weather in the northeast, where we have a greater concentration of higher margin residential accounts, generally have a greater impact on our operations than variations in the weather in other markets. Our ability to pay distributions to unitholders depends on the cash generated by our operating partnership. The operating partnership's financial performance is affected by weather conditions. As a result, we cannot assure you that the weather conditions in any quarter or year will not have a material adverse effect on our operations or that our available cash will be sufficient to pay distributions to unitholders.

The risk of terrorism and political unrest in the Middle East may adversely affect the economy and the price and availability of propane

      Terrorist attacks, such as the attacks that occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and political unrest in the Middle East may adversely impact the price and availability of propane, our results of operations, our ability to raise capital and our future growth. The impact that the foregoing may have on our industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets, the sources of propane, and our infrastructure facilities could be direct or indirect targets. Terrorist activity may also hinder our ability to transport propane if our means of transportation become damaged as a result of an attack. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also affect our ability to raise capital. Terrorist activity could likely lead to increased volatility in prices for propane. Insurance carriers are routinely excluding coverage for terrorist activities from their normal policies, but are required to offer such coverage as a result of new federal legislation. We have opted to purchase this coverage with respect to our property and casualty insurance programs. This additional coverage has resulted in additional insurance premiums.

Sudden propane price increases due to, among other things, our inability to obtain adequate supplies of propane from our usual suppliers, may adversely affect our operating results

      Our profitability in the retail propane business is largely dependent on the difference between our product cost and retail sales price. Propane is a commodity, and its unit price is subject to volatile changes in response to changes in supply or other market conditions over which we have no control, including the severity of winter weather and the price and availability of competing fuels such as natural gas and heating oil. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major supply points such as Mont Belvieu, Texas, and Conway, Kansas. In addition, our propane supply from our usual sources may be interrupted due to reasons that are beyond our control. As a result, the cost of acquiring propane from other suppliers might be materially higher at least on a short-term basis. Since we may not be able to pass on to our customers immediately, or in full, all increases in our wholesale cost of propane, these increases could reduce our profitability. We engage in transactions to hedge product costs from time to time in an attempt to reduce cost volatility and to help ensure the availability of propane during periods of short supply. We cannot assure you that future volatility in propane supply costs will not have a material adverse effect on our profitability and cash flow or our available cash required to make distributions to our unitholders.

Because of the highly competitive nature of the retail propane business, we may not be able to retain existing customers or acquire new customers, which could have an adverse impact on our operating results and financial condition

      The retail propane industry is mature and highly competitive. We expect overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns and with competition intensifying during warmer than normal winters.

      We compete with other distributors of propane, including a number of large national and regional firms and several thousand small independent firms. Propane also competes with other sources of energy, some of which are less costly for equivalent energy value. For example:

•	Electricity competes with propane.
•	Natural gas is a significantly less expensive source of energy than propane. As a result, except for some industrial and commercial applications, propane is generally not economically competitive with natural gas in areas where natural gas pipelines already exist. The gradual expansion of the nation's natural gas distribution systems has made natural gas available in many areas that previously depended upon propane.
•	Fuel oil competes with propane, but to a lesser extent than natural gas.
•	Other alternative energy sources may develop in the future.

      As a result of the highly competitive nature of the retail propane business, our growth within the industry depends on our ability to acquire other retail distributors, open new customer service centers, add new customers and retain existing customers. We believe our ability to compete effectively depends on reliability of service, responsiveness to customers and our ability to control expenses in order to maintain competitive retail prices.

We may not successfully implement our expansion strategy

      Our expansion strategy includes internal growth of our existing propane operations and fostering the growth of related retail and service operations as well as external growth through the acquisition of businesses to complement or supplement our core propane operations or that provide diversity into other energy-related businesses. We may not be able to fully implement this strategy or realize the anticipated results. Implementation of our expansion strategy may also be hindered by factors that are beyond our control, such as operating difficulties, increased operating costs, general economic conditions or increased competition for acquisition opportunities. Any material failure to implement this strategy could have an adverse effect on our business, financial condition and results of operations.

If we do not make acquisitions on economically acceptable terms, our future growth may be limited

      The retail propane industry is mature, and we foresee only limited growth in total retail demand for propane. Because of long-standing customer relationships that are typical in our industry, the inconvenience of switching tanks and suppliers and propane's higher cost relative to other energy sources, such as natural gas, it may be difficult for us to acquire new retail customers except through acquisitions. As a result, we expect our growth to depend in part upon our ability to acquire other retail propane distributors or other energy-related businesses and to successfully integrate them into our existing operations and to make cost-saving changes. The competition for acquisitions is intense and we cannot assure you that we will be able to acquire other propane distributors or other energy-related businesses on economically acceptable terms. In addition, our ability to incur debt to finance acquisitions may be restricted by some of the covenants contained in our debt agreements.

Energy efficiency, general economic conditions and technology advances have affected and may continue to affect demand for propane by our retail customers

      The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by our retail customers which, in turn, has resulted in lower sales volumes to these customers. In addition, recent economic conditions may lead to additional conservation by retail customers to further reduce their heating costs. Future technological advances in heating, conservation and energy generation may affect our financial condition and results of operations.

Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs

      The propane business is subject to a wide range of federal and state laws and regulations related to environmental, health and safety and other regulated matters. We have implemented environmental and health and safety programs and policies designed to avoid potential liability and costs under applicable environmental laws. For example, we are subject to regulations that cover the transportation of hazardous materials. We conduct ongoing training programs to help ensure that our operations are in compliance with these and other safety regulations. We maintain various permits that are necessary to operate some of our facilities, some of which may be material to our operations. It is possible, however, that we will have increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with operating or other regulatory permits. New environmental and health and safety regulations might adversely impact our operations, storage and transportation of propane. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

We are subject to operating hazards that could adversely affect our operating results to the extent not covered by insurance

      Our operations are subject to all operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane. As a result, we have been, and are likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. We are self-insured for general and product, workers' compensation and automobile liabilities up to predetermined amounts above which third party insurance applies. We cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that these levels of insurance will be available at economical prices.

We are subject to litigation that is not covered by insurance and could adversely affect our operating results

      We are from time to time subject to litigation that is not covered by our existing insurance policies. At present, our operating partnership is a defendant in an action brought by Heritage Propane Partners, L.P., which is more fully described in this prospectus under the caption ''Business—Legal Proceedings'' and may proceed to trial as early as July 2003. As stated in the description of this action, we believe that the claims and proposed additional claims brought against our operating partnership are without merit and we are defending the action vigorously. However, we cannot predict the outcome of this or any other trial or, if the trial is before a jury, what verdict the jury ultimately may reach. As a consequence, this action, if adversely determined, could result in liability that is material to us.

Risks Inherent in an Investment in Suburban

Cash distributions are not guaranteed and may fluctuate with our performance and other external factors

      Because distributions on the common units are dependent on the amount of cash generated, distributions may fluctuate based on our performance. The actual amount of cash that is available will depend upon numerous factors, including:

•	winter weather conditions;
•	cash flow generated by operations;
•	required principal and interest payments on our debt;
•	the costs of acquisitions;
•	restrictions contained in our debt instruments;
•	issuances of debt and equity securities;
•	fluctuations in working capital;
•	capital expenditures;
•	prevailing economic conditions; and
•	financial, business and other factors, a number of which will be beyond our control.

      Cash distributions are dependent primarily on cash flow, including from cash reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

      Our partnership agreement gives our Board of Supervisors broad discretion in establishing cash reserves for, among other things, the proper conduct of our business. These cash reserves will also affect the amount of cash available for distributions.

Our debt agreements may limit our ability to make distributions to unitholders and our financial flexibility

      As of March 29, 2003, we had total outstanding indebtedness of $472.7 million, including $425.0 million of senior notes and $46.0 million of borrowings under our bank credit facility and our EBITDA for the four fiscal quarters ended March 29, 2003 was $115.9 million, resulting in a ratio of debt to EBITDA of 4.08 to 1.0. As a result, we have indebtedness that is substantial in relation to our partners' capital. The notes and our bank credit agreement contain restrictive covenants that limit our ability to incur additional debt and to engage in specified transactions. The covenants specify that we must retain a debt to EBITDA ratio of less than 5.0 to 1.0 or we will be in default. We will not be able to make any distributions to our unitholders if there is or will be an event of default under our debt agreements. The amount and terms of our debt may adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic conditions. We may in the future incur additional debt to finance acquisitions or for general business purposes, which could result in a significant increase in our leverage. The payment of principal and interest on our debt will reduce the cash available to make distributions on the common units. Our ability to make principal and interest payments depends on our future performance, which is subject to many factors, some of which are outside our control.

If we issue additional limited partner interests or other equity securities as consideration for acquisitions or for other purposes, your relative voting strength will be diminished over time due to the dilution of your interests and additional taxable income may be allocated to you.

      Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of the unitholders. Our general partner, Suburban Energy Services Group LLC, has the right to purchase common units, or other equity securities whenever, and on the same terms that, we issue securities or rights to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates that existed immediately prior to each issuance. Other holders of common units do not have similar rights. This, in turn, would result in additional dilution to you. Therefore, when we issue additional common units or securities ranking on a parity with the common units, your proportionate partnership interest will decrease, and the amount of cash distributed on each common unit and the market price of common units could decrease. The issuance of additional common units will also diminish the relative voting strength of each previously outstanding unit. In addition, the issuance of additional common units, including those sold in this offering, will, over time, result in the allocation of additional taxable income, representing built-in gain at the time of the new issuance, to those unitholders that existed prior to the new issuance.

Risks Arising from Our Partnership Structure and Relationships with Our General Partner

Unitholders have limited voting rights

      A Board of Supervisors manages our operations. Holders of common units have only limited voting rights on matters affecting our business. One of these limitations on voting rights allows holders of common units to elect only three of the five members of our Board of Supervisors, and elections are only held every three years. The most recent election was held on April 23, 2003.

      The other two members of the Board of Supervisors are appointed by our general partner. Common unitholders have no right to elect our general partner, and the general partner cannot be removed except upon, among other things, the vote of the holders of at least a majority of the then outstanding common units and the approval of a successor general partner by the holders of at least a majority of the then outstanding common units.

Persons owning 20% or more of the common units cannot vote units representing more than 20%

      If, at any time, any person or group beneficially owns more than 20% of the total common units outstanding, any common units owned by that person or group in excess of 20% may not be voted on any matter. This provision may:

•	discourage a person or group from attempting to remove the general partner or otherwise changing management; and
•	reduce the price at which the common units will trade under some circumstances.

Unitholders may be required to sell their units to the general partner at an undesirable time or price

      If at any time less than 20% of the outstanding units of any class are held by persons other than the general partner and its affiliates, the general partner will have the right to acquire all, but not less than all, of those units at a price no less than their then-current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. The general partner may assign this purchase right to any of its affiliates or to Suburban.

Our general partner can protect itself against dilution

      Whenever we issue equity securities to any person other than our general partner and its affiliates, our general partner has the right to purchase additional limited partnership interests on the same terms to maintain its percentage interest in us. No other unitholder has a similar right. Therefore, only our general partner may protect itself against dilution caused by the issuance of additional equity securities.

Unitholders may not have limited liability in some circumstances and may be liable for the return of some distributions

      A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. The unitholders might be held liable for our obligations as if they were general partners if:

•	a court or government agency determined that we were conducting business in the state but had not complied with the state's limited partnership statute; or
•	unitholders' rights to act together to remove or replace the general partner or take other actions under the partnership agreement constitute ''participation in the control'' of our business for purposes of the state's limited partnership statute.

Unitholders may have liability to repay distributions

      Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under specific circumstances, however, unitholders may have to repay to us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to unitholders if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives a distribution of this kind and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

Tax Risks

      For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see ''Tax Considerations.''

Tax treatment is dependent on partnership status

      The availability to a common unitholder of the federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for federal income tax purposes. Based on certain representations of our general partner and us, Weil, Gotshal & Manges LLP, our counsel, is of the opinion that, under current law, we will be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to this status has been or is expected to be requested. Instead, we are relying on the opinion of our tax counsel, which is not binding on the IRS.

      If, contrary to the opinion of our tax counsel, we were classified as an association taxable as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate). Distributions to the common unitholders would generally be taxed a second time as corporate distributions, and no income, gains, losses or deductions would flow through to the unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a taxable entity would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

      A change in law could cause us to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. These changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of this law on us.

We have not requested an IRS ruling regarding our classification as a partnership

      We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate ''qualifying income'' under Section 7704 of the Internal Revenue Code or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions of our tax counsel expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of our tax counsel's conclusions or the positions taken by us. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly by us and indirectly by the unitholders and the general partner, because the costs incurred by us will reduce the amount of cash available for distribution on our common units.

A unitholder's tax liability could exceed cash distributions on its units

      A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on its allocable share of our income, even if it receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to its allocable share of our taxable income or even the tax liability to it resulting from that income.

Ownership of common units may have adverse tax consequences for tax-exempt organizations and certain other investors

      Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues specific to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes at the current rate of 38.6%.

There are limits on the deductibility of losses

      In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

Tax shelter registration could increase risk of potential audit by the IRS

      We are registered with the IRS as a ''tax shelter.'' The IRS has issued us the following tax shelter registration number: 96080000050. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We could be audited by the IRS and tax adjustments could be made as a result of an audit. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred for an examination of its personal tax return.

Tax gain or loss on disposition of common units could be different than expected

      A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized, including its share of our nonrecourse liabilities, and its adjusted tax basis in the common units. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future. Prior distributions in excess of cumulative net taxable income allocated to a common unit which decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than the unit's original cost. A portion of the amount realized, if the amount realized exceeds the unitholder's adjusted basis in that common unit, will likely be characterized as ordinary income for federal tax purposes under the depreciation recapture provisions of Section 1245 of the Internal Revenue Code. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

Reporting of partnership tax information is complicated and subject to audits

      We will furnish each unitholder with a Schedule K-1 that sets forth its allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these conventions will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

There is a possibility of loss of tax benefits relating to nonuniformity of common units and nonconforming depreciation conventions

      Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code effective for purchases of common units on or after December 15, 1999. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

There are state, local and other tax considerations

      In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of him. Our tax counsel has not rendered an opinion on the tax consequences of an investment in us other than the United States federal income tax consequences.

Unitholders may have negative tax consequences if we default on our debt or sell assets

      If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

Changes in federal income tax law could affect the value of our common units

      Recently enacted legislation has reduced the rate of federal income tax applicable to qualified dividend income of individuals. Qualified dividend income includes dividends received from domestic corporations and certain foreign corporations. This legislation will not affect our ability to make quarterly distributions, but may affect the attractiveness of an investment in our common units. We cannot predict the effect on the value of our common units this legislation might have, if at all.

USE OF PROCEEDS

      We will receive approximately $62.9 million from the sale of the 2,282,500 common units that we are offering, or approximately $72.4 million if the underwriters' over-allotment option is exercised in full, in each case after deducting the underwriting discount and offering expenses. We will use the net proceeds for our general partnership purposes, which may include working capital and capital expenditures and for debt reduction. This could include the making of our next annual principal payment of $42.5 million on July 1, 2003 to the holders of our 7.54% Senior Notes. We currently do not have any specific capital expenditure plans other than our capital expenditures in, or pertaining to, our ordinary course of business. In addition, if appropriate opportunities arise, we may use a portion of the proceeds to finance one or more acquisitions of other propane distributors or other energy-related businesses. Although we are continually investigating possible acquisitions in furtherance of our business strategy, we have no existing commitments, agreements or understandings with respect to any particular acquisition. Pending these uses, the net proceeds from this offering will be invested in certificates of deposit, money market funds or other investments that are permitted under our existing debt agreements.

PRICE RANGE OF COMMON UNITS AND CASH DISTRIBUTIONS

      As of June 12, 2003, there were 24,631,287 common units outstanding, held by approximately 965 holders, including 23,993,060 common units held in street name. The common units are listed and traded on the NYSE under the symbol ''SPH.'' The following table presents, for the periods indicated, the high and low sales prices per common unit, as reported on the NYSE Composite Tape, and the amount of quarterly cash distributions paid per common unit with respect to each quarter. The last reported sale price of our common units on the New York Stock Exchange on June 12, 2003, was $29.00 per unit.

	Price Range
	High	Low	Cash Distribution
Fiscal 1999
First Quarter ended December 26, 1998	$19.94	$17.13	$0.5000
Second Quarter ended March 27, 1999	$20.13	$18.00	$0.5000
Third Quarter ended June 26, 1999	$20.50	$17.94	$0.5125
Fourth Quarter ended September 25, 1999	$20.75	$19.00	$0.5125
Fiscal 2000
First Quarter ended December 25, 1999	$20.63	$16.50	$0.5250
Second Quarter ended March 25, 2000	$20.00	$16.44	$0.5250
Third Quarter ended June 24, 2000	$20.13	$18.38	$0.5250
Fourth Quarter ended September 30, 2000	$22.06	$19.56	$0.5375
Fiscal 2001
First Quarter ended December 30, 2000	$22.06	$19.00	$0.5375
Second Quarter ended March 31, 2001	$24.25	$21.75	$0.5500
Third Quarter ended June 30, 2001	$27.85	$23.40	$0.5500
Fourth Quarter ended September 29, 2001	$28.00	$21.05	$0.5625
Fiscal 2002
First Quarter ended December 29, 2001	$27.99	$24.50	$0.5625
Second Quarter ended March 30, 2002	$28.40	$24.36	$0.5625
Third Quarter ended June 29, 2002	$28.25	$25.59	$0.5750
Fourth Quarter ended September 28, 2002	$28.49	$20.00	$0.5750
Fiscal 2003
First Quarter ended December 28, 2002	$28.49	$24.60	$0.5750
Second Quarter ended March 29, 2003	$29.60	$26.90	$0.5750
Third Quarter ending June 28, 2003 (through June 12, 2003)	$29.89	$27.40	(1)

(1)	The cash distribution for this quarter has not yet been declared.

CAPITALIZATION

      The following presents our capitalization as of March 29, 2003, and as adjusted to give effect to our sale of the 2,282,500 common units offered by this prospectus and our receipt of the net proceeds from that sale.

	March 29, 2003
	Historical	As Adjusted
	(In thousands)
Cash	$35,871	$98,750

Liabilities:
Current portion of long-term borrowings	$63,882	$63,882
Long-term borrowings	408,823	408,823
Partners' Capital:
Common unitholders (24,631 units issued and outstanding)	156,000	218,879
General partner	3,260	3,260
Deferred compensation	(5,795)	(5,795)
Common units held in trust, at cost	5,795	5,795
Unearned compensation	(2,666)	(2,666)
Accumulated other comprehensive (loss)	(85,298)	(85,298)

Total partners' capital	71,296	134,175

Total capitalization	$544,001	$606,880

SELECTED FINANCIAL AND OTHER DATA

      The following financial data, insofar as it relates to each of the fiscal years 1998 through 2002, has been derived from audited consolidated financial statements, including the consolidated balance sheets at September 28, 2002 and September 29, 2001 and the related consolidated statements of operations and of cash flows for the years ended September 28, 2002, September 29, 2001 and September 30, 2000 and the notes thereto incorporated by reference in this prospectus. The data for the six months ended March 30, 2002 and March 29, 2003 has been derived from unaudited condensed consolidated financial statements also incorporated by reference in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. This six month data is not necessarily indicative of the results that can be expected for a full year.

      The amounts in the table below, except per unit data, are in thousands.

	Year Ended(a)					Six Months Ended
	September 26, 1998	September 25, 1999	September 30, 2000(b)	September 29, 2001	September 28, 2002	March 30, 2002	March 29, 2003
Statement of Operations Data
Revenues	$667,999	$620,207	$841,304	$931,536	$665,105	$417,751	$501,087
Depreciation and amortization(c)	36,531	34,906	38,772	38,502	29,693	14,992	14,484
Recapitalization costs(d)	—	18,903	—	—	—	—	—
Gain on sale of assets	5,090	—	10,328	—	—	—	—
Gain on sale of storage facility	—	—	—	—	6,768	6,768	—
Income before interest expense and income taxes(e)	68,814	53,272	79,560	91,475	88,214	100,215	96,344
Interest expense, net	30,614	30,765	40,794	37,590	33,987	17,373	17,021
Provision for income taxes	35	68	234	375	703	328	167
Income from continuing operations(e)	38,165	22,439	38,532	53,510	53,524	82,514	79,156
Discontinued operations:
Gain on sale of customer service centers(f)	—	—	—	—	—	—	2,404
Net income(e)	38,165	22,439	38,532	53,510	53,524	82,514	81,560
Income from continuing operations per unit—basic	1.30	0.83	1.70	2.14	2.12	3.28	3.13
Net income per unit—basic(g)	1.30	0.83	1.70	2.14	2.12	3.28	3.23
Net income per unit—diluted(g)	1.30	0.83	1.70	2.14	2.12	3.27	3.22
Cash distributions declared per unit	$2.00	$2.03	$2.11	$2.20	$2.28	$1.13	$1.15
Balance Sheet Data (end of period)
Current assets	$132,781	$78,637	$122,160	$124,339	$116,789	$162,660	$170,220
Total assets	729,565	659,220	771,116	723,006	700,146	753,282	742,400
Current liabilities, including current portion of long-term borrowings	91,550	103,006	131,461	162,103	187,545	95,416	149,498
Long-term borrowings	427,897	427,634	517,219	430,270	383,830	472,709	408,823
Other long-term liabilities	62,318	60,194	60,607	71,684	109,485	71,649	112,783
Partners' capital—Common Unitholders	123,312	66,342	58,474	105,549	103,680	160,288	156,000
Partner's capital—General Partner	$24,488	$2,044	$1,866	$1,888	$1,924	$3,025	$3,260
Statement of Cash Flows Data
Cash provided by/(used in)
Operating activities	$70,073	$81,758	$59,467	$101,838	$68,775	$36,122	$23,366
Investing activities	$2,900	$(12,241)	$(99,067)	$(17,907)	$(6,851)	$16	$674
Financing activities	$(32,490)	$(120,944)	$42,853	$(59,082)	$(57,463)	$(28,336)	$(29,124)
Cash and cash equivalents at period end	$59,819	$8,392	$11,645	$36,494	$40,955	$44,296	$35,871
Other Data
EBITDA(h)	$105,345	$88,178	$118,332	$129,977	$117,907	$115,207	$113,232
Capital expenditures(i)
Maintenance and growth	$12,617	$11,033	$21,250	$23,218	$17,464	$9,576	$6,041
Acquisitions	$4,041	$4,768	$98,012	$—	$—	$—	$—
Retail propane gallons sold	529,796	524,276	523,975	524,728	455,988	292,579	322,890
Notes:

(a)	Our 2000 fiscal year contained 53 weeks. All other fiscal years contained 52 weeks.
(b)	Includes the results from the November 1999 acquisition of certain assets of SCANA Corporation, accounted for under the purchase method, from the date of acquisition.
(c)	Depreciation and amortization expense for the year ended September 28, 2002 reflects the early adoption of Statement of Financial Accounting Standards No. 142, ''Goodwill and Other Intangible Assets,'' or SFAS 142, as of September 30, 2001 (the beginning of our 2002 fiscal year). SFAS 142 eliminates the requirement to amortize goodwill and certain intangible assets. Amortization expense for the year ended September 28, 2002 reflects approximately $7.4 million lower amortization expense compared to the year ended September 29, 2001 as a result of the elimination of amortization expense associated with goodwill.
(d)	We incurred expenses of $18.9 million in connection with the recapitalization transaction described in Note 1 of the Notes to Consolidated Financial Statements included in our Annual

Report on Form 10-K which is incorporated herein by reference. These expenses included $7.6 million representing cash expenses and $11.3 million representing non-cash charges associated with the accelerated vesting of restricted common units.
(e)	These amounts include, in addition to the gain on sale of assets and the gain on sale of storage facility, gains from the disposal of property, plant and equipment of $1.4 million for fiscal 1998, $0.6 million for fiscal 1999, $1.0 million for fiscal 2000, $3.8 million for fiscal 2001, $0.5 million for fiscal 2002, $0.3 million for the six months ended March 30, 2002 and $0.3 million for the six months ended March 29, 2003.
(f)	Gain on sale of customer service centers consists of five customer service centers we sold during the second quarter of fiscal 2003 for total cash proceeds of approximately $5.7 million. We recorded a gain on sale of approximately $2.4 million, which has been accounted for within discontinued operations pursuant to SFAS 144, ''Accounting for the Impairment or Disposal of Long-Lived Assets.'' Prior period results of operations attributable to these five customer service centers were not significant and, as such, prior period results have not been reclassified to remove financial results from continuing operations.
(g)	Basic net income per limited partner unit is computed by dividing net income, after deducting our general partner's interest, by the weighted average number of outstanding common units. Diluted net income per limited partner unit is computed by dividing net income, after deducting the general partner's approximate 2% interest, by the weighted average number of outstanding common units and time vested restricted units granted under our 2000 Restricted Unit Plan.
(h)	EBITDA represents income before deducting interest expense, income taxes, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. Moreover, our senior note agreements and our revolving credit agreement require us to use EBITDA in calculating our leverage and interest coverage ratios. EBITDA is not a recognized term under GAAP and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP. Because EBITDA, as determined by us, excludes some, but not all, items that affect net income, it may not be comparable to EBITDA or similarly titled measures used by other companies. The following table sets forth (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our cash flow provided by operating activities.
	Year Ended					Six Months Ended
	September 26, 1998	September 25, 1999	September 30, 2000	September 29, 2001	September 28, 2002	March 30, 2002	March 29, 2003
Net income	$38,165	$22,439	$38,532	$53,510	$53,524	$82,514	$81,560
Add:
Provision for income taxes	35	68	234	375	703	328	167
Interest expense, net	30,614	30,765	40,794	37,590	33,987	17,373	17,021
Depreciation and amortization	36,531	34,906	38,772	38,502	29,693	14,992	14,484

EBITDA	105,345	88,178	118,332	129,977	117,907	115,207	113,232

Add (subtract):
Provision for income taxes	(35)	(68)	(234)	(375)	(703)	(328)	(167)
Interest expense, net	(30,614)	(30,765)	(40,794)	(37,590)	(33,987)	(17,373)	(17,021)
Gain on disposal of property, plant and equipment, net	(6,481)	(578)	(11,313)	(3,843)	(546)	(276)	(320)
Gain on sale of customer service centers	—	—	—	—	—	—	(2,404)
Gain on sale of storage facility	—	—	—	—	(6,768)	(6,768)	—
Recapitalization costs	—	18,903	—	—	—	—	—
Changes in working capital and other assets and liabilities	1,858	6,088	(6,524)	13,669	(7,128)	(54,340)	(69,954)

Net cash provided by operating activities	$70,073	$81,758	$59,467	$101,838	$68,775	$36,122	$23,366

(i)	Our capital expenditures fall generally into three categories: (i) maintenance expenditures, which include expenditures for repair and replacement of property, plant and equipment; (ii) growth capital expenditures which include new propane tanks and other equipment to facilitate expansion of our customer base and operating capacity; and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of propane and other retail operations and a portion of the purchase price allocated to intangibles associated with such acquired businesses.

BUSINESS

Introduction

      We are a publicly traded Delaware limited partnership. Through our operating partnership and its subsidiaries, we engage in the retail and wholesale marketing of propane and related appliances and services. We believe, based on LP/Gas Magazine dated February 2003, that we were the third largest retail marketer of propane in the United States, measured by retail gallons sold in the year 2002. As of March 29, 2003, we were serving approximately 750,000 active residential, commercial, industrial and agricultural customers from more than 320 customer service centers in over 40 states located primarily in the east and west coast regions of the country. We sold approximately 456.0 million gallons of propane to retail customers during our last fiscal year, which ended September 28, 2002. During the same year, we sold an additional 95.3 million gallons at wholesale, primarily to large industrial end-users and other propane distributors. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

Industry Background

      Propane is a by-product of natural gas processing and petroleum refining. It is a clean-burning energy source recognized for its transportability and ease of use relative to alternative forms of stand-alone energy sources. Propane use falls into three broad categories:

•	residential and commercial applications;
•	industrial applications; and
•	agricultural uses.

In the residential and commercial markets, propane is used chiefly for space heating, water heating, clothes drying and cooking. Industrial customers use propane primarily as a motor fuel to power over-the-road vehicles, forklifts and stationary engines, to fire furnaces, as a cutting gas and in other process applications. In the agricultural market, propane is most often used for tobacco curing, crop drying, poultry brooding and weed control.

      Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. It is normally transported and stored in a liquid state under moderate pressure or refrigeration for ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it becomes a flammable gas that is colorless and odorless, although an odorant is added to allow its detection. Propane is clean burning, producing negligible amounts of pollutants when consumed.

Our Strategy

      Our business strategy is to deliver increasing value to our unitholders through initiatives, both internal and external, geared toward achieving sustainable profitable growth and increased quarterly distributions. We pursue this business strategy through a combination of:

•	an internal focus on enhancing customer service, growing our customer base and improving the efficiency of operations, and
•	acquisitions of businesses to complement or supplement our core propane operations.

      We plan to continue to pursue internal growth of our existing propane operations and to foster the growth of related retail and service operations that can benefit from our infrastructure and national presence. We continue to analyze our cost structure, develop programs to increase our customer base and implement more efficient operating standards. We provide incentives to our customer service centers across the United States to operate in a safe and efficient manner, as well as based on customer satisfaction ratings measured through a comprehensive customer satisfaction and retention program. We also believe that we can continue to achieve internal growth through increased reliance on information technology at our customer service centers.

Additionally, we continuously evaluate our existing facilities to identify opportunities to optimize our return on assets by selectively divesting operations in slower growing markets.

      Because of the seasonal nature of the propane business and the impact on our earnings and cash flow, we also seek to acquire and develop related retail and service business lines to complement our core propane operations. In 1999, we acquired Gas Connection, Inc. (d/b/a HomeTown Hearth & Grill), which sells and installs natural gas and propane gas grills, fireplaces and related accessories and supplies through retail stores in the northeast and northwest regions of the United States. We continue to modify the HomeTown business model and to evaluate areas to leverage our existing infrastructure for new retail locations. At March 29, 2003, HomeTown was operating eleven stores.

      Suburban @ Home, Inc., which opened its first service center in September 2000, is an internally developed heating, ventilation and air conditioning business offering a full range of products and services for ''total indoor comfort.'' We continue to invest in the growth of this business and have a total of five retail locations as of March 29, 2003. One element of our growth strategy is to use HomeTown, Suburban @ Home, Inc. and other business ventures as a platform on which to build a retail and service network that will complement our core propane operations.

      Over the past three fiscal years, our primary focus has been on managing our cost structure, strengthening our balance sheet and distribution coverage and posturing our management team for growth and diversification. We also continue to evaluate acquisition opportunities that will either extend our presence in strategically attractive propane markets or diversify our operations in non-propane businesses that can immediately contribute to our overall growth strategy. We investigate and focus on businesses with long-life assets and relatively steady cash flow. Although we did not acquire any businesses in fiscal 2001 or 2002 or the first half of fiscal 2003, we believe there are numerous retail propane distributors and other energy-related businesses that are potential candidates for acquisition. However, the competition for acquisitions is intense, and there can be no assurance that we will be able to acquire potential candidates on economically acceptable terms.

Products, Services and Marketing

      We distribute propane through a nationwide retail network of more than 320 customer service centers in over 40 states. Approximately two-thirds of our retail propane volume is sold during the six-month peak heating season from October through March, as many customers use propane for heating purposes. Typically, our customer service centers are located in suburban and rural areas where natural gas is not readily available. Generally, each service center consists of an office, appliance showroom, warehouse and service facilities, with one or more 18,000 to 30,000 gallon storage tanks on the premises. Most of our residential customers receive their propane supply pursuant to an automatic delivery system, which eliminates the customer's need to make an affirmative purchase decision. From our customer service centers, as well as stand-alone retail centers, we also sell, install and service propane-related equipment, including heating and cooking appliances, hearth products and supplies and, at some locations, propane fuel systems for motor vehicles.

      We sell propane primarily to six customer markets: residential, commercial, industrial (including engine fuel), agricultural, other retail users and wholesale customers. Of the 456.0 million gallons of propane we sold at retail during fiscal 2002, customers in the following categories accounted for the approximate percentages indicated:

• residential customers	39%
• commercial customers	30%
• industrial customers	11%
• agricultural customers	5%
• other retail users	15%

Sales to residential customers in fiscal 2002 accounted for approximately 50% of our profits on propane sales. This figure reflects the higher-margin nature of this segment of the market. No single customer accounted for 10% or more of our revenues during fiscal 2002.

      Retail deliveries of propane are usually made to customers by means of special trucks, known as bobtail and rack trucks. Propane is pumped from the bobtail truck, which generally holds between 2,125 and 2,975 gallons of propane, into a stationary storage tank on the customer's premises. The capacity of these tanks ranges from approximately 100 gallons to approximately 1,200 gallons, with a typical tank having a capacity of 300 to 400 gallons. We also deliver propane to retail customers in portable cylinders, which typically have a capacity of 5 to 35 gallons. When we deliver filled cylinders to customers, we pick up empty cylinders for replenishment at our local service center or we refill them in place.

      We also deliver propane to other bulk-end users in larger trucks, known as transports, which have an average capacity of approximately 9,000 gallons. End-users receiving transport deliveries include industrial customers, large-scale heating accounts, such as local gas utilities that use propane as a supplemental fuel to meet peak load deliverability requirements, and large agricultural accounts that use propane for crop drying. Propane is generally transported to our service centers from refineries, coastal terminals, pipeline terminals and storage facilities by a combination of common carriers, owner-operators and railroad tank cars. We also use a number of interstate pipelines to transport propane from suppliers to our storage facilities.

      In addition to our retail operations, we also sell propane at wholesale to large industrial end-users and other propane distributors. During fiscal 2002, we sold 95.3 million gallons for risk management purposes and to wholesale customers. This market segment includes customers who use propane to fire furnaces, as a cutting gas and in other process applications. Due to the low margin nature of the wholesale market as compared to the retail market, we have selectively reduced our emphasis on wholesale marketing over the last few years. As a result, sales of wholesale gallons have been decreasing.

Propane Supply

      We purchase propane from nearly 70 oil companies and natural gas processors at more than 150 supply points located in the United States and Canada. We make purchases primarily under one-year agreements that are subject to annual renewal, but we also purchase propane in the spot market. Supply contracts generally provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major storage points, and some contracts include a pricing formula that typically is based on prevailing market prices. Some of these agreements provide maximum and minimum seasonal purchase guidelines.

      Historically, supplies of propane from our customary sources have been readily available. Although we make no assurance regarding the availability of supplies of propane in the future, we currently expect to be able to secure adequate supplies during fiscal 2003. During fiscal 2002, Dynegy Liquids Marketing and Trade, Enterprise Products Operating L.P. and Koch Hydrocarbon, L.P. accounted for approximately 23%, 15% and 11%, respectively, of our total domestic propane purchases. The availability of our propane supply is dependent upon several factors, including the severity of winter weather and the price and availability of competing fuels such as natural gas and heating oil. We believe that, if supplies from Dynegy, Enterprise or Koch were interrupted, we would be able to secure adequate propane supplies from other sources without a material disruption of our operations. However, the cost of acquiring such propane might be materially higher and, at least on a short-term basis, margins could be affected. Aside from these three suppliers, no single supplier accounted for more than 10% of our total domestic propane purchases in fiscal 2002. During that year, approximately 99% of our total propane purchases were from domestic suppliers.

      We seek to reduce the effect of propane price volatility on our product costs and to help ensure the availability of propane during periods of short supply. We are currently a party to propane futures transactions on the New York Mercantile Exchange and to forward and option contracts with various third parties to purchase and sell product at fixed prices in the future. These activities are carefully monitored by our senior management through enforcement of our commodity trading policy.

      We operate large propane storage facilities in California and South Carolina. We also operate smaller storage facilities in other locations, and have rights to use storage facilities in additional locations. As of March 29, 2003, the majority of the storage capacity in California and South Carolina was leased to third parties. These storage facilities enable us to buy and store large quantities of propane during periods of low demand and lower prices, which generally occur during the summer months. This practice helps ensure that we have a more secure supply of propane during periods of intense demand or price instability.

Trademarks

      We utilize a variety of trademarks and tradenames owned by us, including ''Suburban Propane.'' We regard our trademarks, tradenames and other proprietary rights as valuable assets and believe that they may have significant value in the marketing of our products.

Competition

      According to the Energy Information Administration, propane accounts for approximately four percent of household energy consumption in the United States. As an energy source, propane competes primarily with electricity, natural gas and fuel oil, principally on the basis of price, availability and portability.

      Propane is more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, but it is an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Historically, the expansion of natural gas into traditional propane markets has been inhibited by the capital costs required to expand pipeline and retail distribution systems. Although the recent extension of natural gas pipelines to previously unserved geographic areas tends to displace propane distribution in those areas, new opportunities for propane sales have been arising as new neighborhoods are developed in geographically remote areas.

      We also have some relative advantages over suppliers of other sources of energy. For example, propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Fuel oil has not been a significant competitor due to the current geographical diversity of our operations, and propane and fuel oil compete to a lesser extent because of the cost of converting from one to the other.

      In addition to competing with suppliers of other sources of energy, we compete with other retail propane distributors. Competition in the retail propane business is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Based on industry statistics contained in 2000 Sales of Natural Gas Liquids and Liquified Refinery Gases, as published by the American Petroleum Institute in November 2001, and LP/Gas Magazine dated February 2002, the ten largest retailers, including us, account for approximately 31% of the total retail sales of propane in the United States, and that no single marketer has a greater than 10% share of the total retail market in the United States. Based on industry statistics contained in 2000 Sales of Natural Gas Liquids and Liquified Refinery Gases, as published by the American Petroleum Institute in November 2001, and LP/Gas Magazine dated February 2002, we accounted for approximately 4.4% of the domestic retail market for propane during the year 2001.

      Most of our customer service centers compete with five or more other marketers or distributors. However, each of our customer service centers operates in its own competitive environment because retail marketers tend to locate in close proximity to customers in order to lower the cost of providing service. Our typical service center has an effective marketing radius of approximately 50 miles, although in certain rural areas the marketing radius may be extended by a satellite office.

Environmental and Safety Matters

      We are subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes. These laws include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (''CERCLA''), the Clean Air Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA, also known as the ''Superfund'' law, imposes joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release or threatened release of a ''hazardous substance'' into the environment. Propane is not a hazardous substance within the meaning of CERCLA; however, we own real property at locations where hazardous substances may exist as a result of prior activities.

      National Fire Protection Association Pamphlets No. 54 and No. 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted as the industry standard in all states in which we operate. In some states these laws are administered by state agencies, and in others they are administered on a municipal level. We also are subject to regulations promulgated under the Federal Motor Carrier Safety Act with respect to the transportation of propane by truck. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation. We conduct ongoing training programs to ensure that our operations comply with applicable safety regulations. We also maintain various permits that are necessary to operate our facilities, some of which may be material to our operations. We believe that our procedures for the handling, storage and distribution of propane are consistent with industry standards and comply in all material respects with applicable laws and regulations.

      The Department of Transportation has established regulations addressing emergency discharge control issues. The regulations, which became effective as of July 1, 1999, required us to modify the inspection and record keeping procedures for our cargo tank vehicles. A schedule of compliance is set forth within the regulations. We have implemented the required discharge control systems and comply, in all material respects, with current regulatory requirements.

      Future developments, such as stricter environmental, health or safety laws and regulations thereunder, could affect our operations. We do not anticipate that the costs of our compliance with environmental, health and safety laws and regulations, including CERCLA, will have a material adverse effect on our operations or financial condition. To the extent that there are any environmental liabilities unknown to us or environmental, health or safety laws or regulations are made more stringent, there can be no assurance that our results of operations will not be materially and adversely affected.

Employees

      As of May 30, 2003, we had approximately 2,993 full time employees, of whom approximately 290 were general and administrative (including fleet maintenance) personnel, 29 were engaged in transportation and product supply and the balance were customer service center employees. Approximately 148 of our employees are represented by local chapters of labor unions. We believe that our relations with both our union and non-union employees are satisfactory. From time to time, we also hire temporary workers to meet peak seasonal demands.

Properties

      As of May 30, 2003, we owned approximately 70% of our customer service center and satellite locations and leased the balance of our locations from third parties. In addition, we own and operate a 22 million gallon refrigerated, above-ground storage facility in Elk Grove, California and a 60 million gallon underground storage cavern in Tirzah, South Carolina.

      The transportation of propane requires specialized equipment. The trucks and railroad tank cars utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of May 30, 2003, we had a fleet of seven transport truck tractors, of which we owned five, and 252 railroad tank cars all of which we lease. In addition, we used 1,173 bobtail and rack trucks, of which we owned approximately 28%, and 1,351 other delivery and service vehicles, of which we owned approximately 30%. Vehicles that are not owned by us are leased. As of May 30, 2003, we also owned approximately 730,600 customer storage tanks with typical capacities of 100 to 500 gallons, 35,500 customer storage tanks with typical capacities of over 500 gallons and 83,700 portable cylinders with typical capacities of five to ten gallons.

Legal Proceedings

      Our operations are subject to all operating hazards and risks normally incidental to handling, storing, and delivering combustible liquids such as propane. As a result, we have been, and will continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. We are self-insured for general and product, workers' compensation and automobile liabilities up to predetermined amounts above which third party insurance applies. We believe that the self-insured retentions and coverage we maintain are reasonable and prudent. Although any litigation is inherently uncertain, based on past experience, the information currently available to us, and the amount of our self-insurance reserves for known and unasserted self-insurance claims (which was approximately $27.2 million at March 29, 2003 and September 28, 2002), we do not believe that these pending or threatened litigation matters, or known claims or known contingent claims, will have a material adverse effect on our results of operations, financial condition or our cash flow.

      On May 23, 2001, our operating partnership was named as an additional defendant in an action previously brought by Heritage Propane Partners, L.P. in the South Carolina Court of Common Pleas, Fifth Judicial Circuit, against SCANA Corporation and Cornerstone Ventures, L.P. (Heritage v. SCANA et al. Civil Action 01-CP-40-3262). Third party insurance and the self-insurance reserves do not apply to this action. The amended complaint alleges, among other things, that SCANA breached a contract for the sale of propane assets and asserts claims against our operating partnership for wrongful interference with prospective advantage and civil conspiracy for allegedly interfering with Heritage's prospective contract with SCANA. Heritage claims that it is entitled to recover its alleged lost profits in the amount of $94.0 million plus punitive damages in an unspecified amount and that all defendants are jointly and severally liable to it for this amount. On October 24, 2001, a motion by our operating partnership to dismiss the claims asserted against it was denied. Currently, discovery is ongoing among all parties. On February 6, 2003, Heritage filed a motion to amend its complaint to assert additional claims against all defendants, including three new claims against our operating partnership: aiding and abetting; misappropriation; and unjust enrichment. On May 5, 2003, our operating partnership filed a motion for summary judgment to dismiss the claims asserted against it in the original complaint filed against our operating partnership. We believe that the claims and proposed additional claims against our operating partnership are without merit and are defending the action vigorously. However, we cannot predict the outcome of this motion for summary judgment. If the motion is denied and this matter proceeds to trial, we cannot predict the outcome of this trial, or, if the trial is before a jury, what verdict the jury ultimately may reach. The court has entered an order setting this matter for trial any time after July 1, 2003. See ''Risk Factors—Risks Inherent in Our Business—We are subject to litigation that is not covered by insurance and could adversely affect our operating results.''

MANAGEMENT

      Our business is managed by a Board of Supervisors, consisting of three persons who are elected by the unitholders and two persons designated by our general partner. Each elected member of the Board of Supervisors serves for a term of three years and was reelected at our 2003 tri-annual meeting held on April 23, 2003.

      The following table sets forth information with respect to our Board of Supervisors and executive officers as of May 30, 2003:

Name	Age	Position
Mark A. Alexander	44	President and Chief Executive Officer; appointed member of the Board of Supervisors
Michael J. Dunn, Jr.	53	Senior Vice President—Corporate Development; appointed member of the Board of Supervisors
David R. Eastin	45	Senior Vice President and Chief Operating Officer
Robert M. Plante	54	Vice President—Finance
Jeffrey S. Jolly	50	Vice President and Chief Information Officer
Michael M. Keating	49	Vice President—Human Resources and Administration
A. Davin D'Ambrosio	39	Treasurer
Janice G. Meola	37	General Counsel and Secretary
Michael A. Stivala	34	Controller
John Hoyt Stookey	73	Chairman and elected member of the Board of Supervisors
Harold R. Logan, Jr.	58	Elected member of the Board of Supervisors
Dudley C. Mecum	68	Elected member of the Board of Supervisors
Mark J. Anton	77	Supervisor Emeritus

      Mr. Alexander has served as President and Chief Executive Officer since October 1996 and as an Appointed Supervisor since March 1996. He was Executive Vice Chairman and Chief Executive Officer from March 1996 through October 1996. From 1989 until joining Suburban, Mr. Alexander was an officer of Hanson Industries (the United States management division of Hanson PLC), most recently Senior Vice President—Corporate Development. Mr. Alexander serves as Chairman of the Board of Managers of the general partner. He is a member of the Executive Committee of the National Propane Gas Association and Chairman of the Research and Development Advisory Committee of the Propane Education and Research Council.

      Mr. Dunn has served as Senior Vice President since June 1998 and became Senior Vice President—Corporate Development in November 2002. Mr. Dunn has served as an Appointed Supervisor since July 1998. He was Vice President—Procurement and Logistics from March 1997 until June 1998. From 1983 until joining Suburban, Mr. Dunn was Vice President of Commodity Trading for the investment banking firm of Goldman Sachs & Company. Mr. Dunn serves on the Board of Managers of our general partner.

      Mr. Eastin has served as Chief Operating Officer since May 1999 and became a Senior Vice President in November 2000. From 1992 until joining us, Mr. Eastin held various executive positions with Star Gas Propane LP, most recently as Vice President—Operations. Mr. Eastin serves on the Board of Managers of our general partner.

      Mr. Plante has served as a Vice President since October 1999 and became Vice President—Finance in March 2001. He was Treasurer from March 1996 through October 2002. Mr. Plante held various financial and managerial positions with predecessors of our operating partnership from 1977 until 1996.

      Mr. Jolly has served as Vice President and Chief Information Officer since May 1999. He was Vice President—Information Services from July 1997 until May 1999. From May 1993 until joining us, Mr. Jolly was Vice President—Information Systems at The Wood Company, a food services company.

      Mr. Keating has served as Vice President—Human Resources and Administration since July 1996. He previously held senior human resource positions at Hanson Industries and Quantum Chemical Corporation (''Quantum''), a predecessor of our operating partnership.

      Mr. D'Ambrosio became Treasurer in November 2002. He served as Assistant Treasurer from October 2000 to November 2002 and as Director of Treasury Services from January 1998 to October 2000. Mr. D'Ambrosio joined us in May 1996 after ten years in the commercial banking industry.

      Ms. Meola has served as our General Counsel and Secretary since May 1999. She was Counsel from July 1998 to May 1999 and Associate Counsel from September 1996, when she joined us, until July 1998.

      Mr. Stivala has served as Controller since December 2001. From 1991 until joining us, he held several positions with PricewaterhouseCoopers LLP, most recently as Senior Manager in the Assurance practice. Mr. Stivala is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

      Mr. Stookey has served as an Elected Supervisor and Chairman of the Board of Supervisors since March 1996. From 1986 until September 1993, he was the Chairman, President and Chief Executive Officer of Quantum and served as non-executive Chairman and a Director of Quantum from its acquisition by Hanson PLC in September 1993 until October 1995. Mr. Stookey also is a Director of United States Trust Company of New York and Graphic Packaging, Inc.

      Mr. Logan has served as an Elected Supervisor since March 1996. He is a Director and Chairman of the Finance Committee of the Board of Directors of TransMontaigne Inc., which provides logistical services (i.e. pipeline, terminaling, and marketing) to producers and end-users of refined petroleum products. From 1995 to 2002, Mr. Logan was Executive Vice President/Finance, Treasurer, and a Director of TransMontaigne Inc. From 1987 to 1995, Mr. Logan served as Senior Vice President of Finance and a Director of Associated Natural Gas Corporation, an independent gatherer and marketer of natural gas, natural gas liquids, and crude oil. Mr. Logan also is a Director of The Houston Exploration Company, Graphic Packaging, Inc. and Rivington Capital Advisors, LLC.

      Mr. Mecum has served as an Elected Supervisor since June 1996. He has been a Managing Director of Capricorn Holdings, LLC (a sponsor of and investor in leveraged buyouts) since June 1997. Mr. Mecum was a partner of G.L. Ohrstrom & Co. (a sponsor of and investor in leveraged buyouts) from 1989 to June 1996. Mr. Mecum also is a Director of Lyondell Chemical Co., CitiGroup, Inc., CCC Information Systems Inc. and Mrs. Fields Famous Brands, Inc.

      Mr. Anton has served as Supervisor Emeritus of the Board of Supervisors since January 1999. He is a former President, Chief Executive Officer and Chairman of the Board of Directors of Suburban Propane Gas Corporation, a predecessor of Suburban, and a former Executive Vice President of Quantum.

DESCRIPTION OF COMMON UNITS

General

      The common units represent limited partner interests that entitle the holders to participate in distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

Number of Units

      As of June 12, 2003, we had 24,631,287 common units outstanding. Suburban Energy Services Group LLC, our general partner, owns a combined 1.89% general partner interest in us and our operating partnership.

      Under our partnership agreement we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our Board of Supervisors in its sole discretion, including securities that may have special voting rights to which holders of common units are not entitled.

Listing

      Our common units are listed on the New York Stock Exchange under the symbol ''SPH.''

Voting

      Each outstanding common unit is entitled to one vote. However, if at any time, any person or group, including our general partner and its affiliates, owns beneficially more than 20% of all common units, any common units owned by that person or group in excess of 20% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. We hold a meeting of the limited partners every three years to elect our Board of Supervisors and to vote on any other matters that are properly brought before the meeting.

Cash Distributions

      Our partnership agreement requires us to distribute all of our ''available cash'' to our unitholders and our general partner within 45 days following the end of each fiscal quarter based on the priorities described below. ''Available cash'' generally means, with respect to any fiscal quarter, all of our cash on hand at the end of that quarter, less reserves necessary or appropriate, in the discretion of our Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

      Distributions of available cash may be made either from ''operating surplus'' or from ''capital surplus.''

      ''Operating surplus'' generally means (A) our cash balance on the date we commenced operations, plus $40 million, plus all cash receipts from our operations, including working capital borrowings but excluding cash receipts from interim capital transactions (as defined below), minus (B) all of our operating expenses, debt service payments, including reserves, but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering, maintenance capital expenditures and reserves established for our future operations, in each case, since we commenced operations. ''Interim capital transactions'' generally include borrowings and sales of debt securities, other than for working capital purposes, sales of equity interests and sales or other dispositions of assets, other than inventory, accounts receivable and other current assets in the ordinary course of business.

      All available cash distributed will be treated as distributed from operating surplus until the sum of all available cash distributed since we commenced operations equals operating surplus as of the end of the quarter prior to that distribution. Therefore, capital surplus generally means any amounts of available cash that we distribute after distributing our available cash from operating surplus. Historically, we have not made any distributions of available cash from capital surplus and do not expect to do so in the foreseeable future.

      Available cash from operating surplus with respect to any quarter is distributed as follows:

•	first, 98.11% to common unitholders, pro rata, and 1.89% to the general partner, until all common unitholders have received the minimum quarterly distribution of $0.50 per unit, and an amount equal to the excess of the target distribution of $0.55 per unit over the minimum quarterly distribution; and
•	thereafter, 84.98% to all common unitholders, pro rata, 13.13% to the general partner pursuant to its incentive distribution rights and 1.89% to the general partner in respect of its general partnership interest;

provided, however, that in the event we do not pay such minimum quarterly distribution, then we will not be required to pay any arrearages in respect of such distribution period.

      The target distributions discussed in the first bullet above will be proportionately adjusted in the event of any combination or subdivision of common units. In addition, if a distribution is made of available cash constituting cash from interim capital transactions, the target distributions will also be adjusted proportionately downward to equal the product resulting from multiplying each of them by a fraction, of which the numerator shall be the unrecovered capital immediately after giving effect to such distribution and the denominator shall be the unrecovered capital immediately before such distribution. For these purposes, ''unrecovered capital'' means, the amount by which $20.50 exceeds the aggregate per unit distributions of cash from interim capital transactions on the common units. If and when the unrecovered capital is zero, the target distributions each will have been reduced to zero.

      The target distributions may also be adjusted if legislation is enacted that causes us to become taxable as a corporation or to be treated as an association taxable as a corporation for federal income tax purposes. In that event, the target distributions for each quarter after this event would be reduced to an amount equal to the product of each of the target distributions multiplied by one minus the sum of

(1) the maximum marginal federal corporate income tax rate, plus

(2) the effective overall state and local income tax rate applicable to us for the taxable year in which the quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local taxes).

      Our general partner currently owns all incentive distribution rights, but has the right to transfer them freely. Incentive distribution rights are non-voting limited partner interests that confer upon the holder the right to receive certain cash distributions as described above. Our Board of Supervisors, with the approval of a majority of the elected supervisors, has the option, exercisable beginning in May 2004, to cause all the incentive distribution rights to be converted into a number of common units having a value equal to the fair market value of the incentive distribution rights.

      For a table showing our distribution history, see ''Price Range of Common Units and Cash Distributions.''

Transfer Restrictions

      Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or ''street'' name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. Our Board of Supervisors has the discretion to withhold its consent to accepting any such purchaser or transferee of our common units as a substitute limited partner. If the consent is withheld, the purchaser or transferee of the common units will be an assignee and will have an interest equivalent to that of a limited partner with respect to allocations and distributions, including liquidation distributions. In addition, the general partner will vote such common units at the direction of the assignee who is the record holder of the common units.

Transfer Agent and Registrar

      Our transfer agent and registrar for the common units is Equiserve Trust Company, N.A. Their address is P.O. Box 43069, Providence, RI 02940.

OUR PARTNERSHIP AGREEMENT

Organization

      We are a Delaware limited partnership. Our general partner is Suburban Energy Services Group LLC, an entity owned by approximately 40 of our executives and other key employees.

Board of Supervisors

      Generally, our business is managed by, or under the direction of, our Board of Supervisors. The Board of Supervisors is comprised of five persons, of whom two are appointed by our general partner in its sole discretion and three are elected by the holders of a plurality of the outstanding common units present and voting, in person or by proxy, at the meeting of unitholders held every three years, which we refer to as the tri-annual meeting. A majority of the supervisors in office constitutes a quorum and a majority of a quorum is needed to adopt a resolution or take any other action. Each member of the Board of Supervisors serves for a term of three years. An elected supervisor may not be an employee, officer, director or affiliate of our general partner.

      The Board of Supervisors nominates individuals to stand for election as elected supervisors at a tri-annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected supervisors at the tri-annual meeting by providing written notice to the Board of Supervisors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the tri-annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to the Board of Supervisors not later than ten days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;
•	the number of common units beneficially owned by the limited partner or limited partners;
•	the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;
•	the written consent of the nominee(s) to serve as a member of the board of supervisors if so elected; and
•	a certification that the nominee(s) qualify as elected supervisors.

      The general partner may remove an appointed supervisor with or without cause at any time. ''Cause'' generally means a court's finding a person liable for actual fraud, gross negligence or willful or wanton misconduct in his or her capacity as a supervisor. Any and all of the elected supervisors may be removed at any time with cause by the affirmative vote of a majority of the elected supervisors and with or without cause, at a properly called meeting of the limited partners by the affirmative vote of the holders of a majority of the outstanding common units. If any appointed supervisor is removed, resigns or is otherwise unable to serve as a supervisor, the general partner may fill the vacancy. If any elected supervisor is removed, resigns or is otherwise unable to serve as a supervisor, the vacancy may be filled by a majority of the elected supervisors then serving (or, if no elected supervisors are then serving, by a majority of the supervisors then serving).

Officers

      The Board of Supervisors has the authority to appoint our officers. The Board of Supervisors may also designate one of its members as its chairman and/or vice chairman who is automatically deemed an officer. Our officers include a president, one or more vice presidents, a treasurer and a secretary, and may include one or more assistant secretaries and assistant treasurers and other officers. Each of our officers has basic authority by virtue of being appointed an officer and may be further authorized from time to time by the Board of Supervisors to take any additional action that the Board of Supervisors delegates to that officer. The general partner has agreed to take any and all action necessary and appropriate to give effect to any duly authorized actions of the Board of Supervisors or any officer, including executing or filing any agreements, instruments or certificates.

Meetings; Voting

      Common unitholders are entitled to vote at all meetings of limited partners and to act with respect to all matters as to which their approval may be solicited. Each common unit is entitled to one vote. With respect to voting rights attributable to common units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the general partner is deemed to be the limited partner with respect to that assignee and, in exercising the voting rights in respect of those common units on any matter, must vote those common units at the written direction of the record holder. Absent direction from the record holders, those common units will not be voted, except that, in the case of common units held by the general partner on behalf of non-citizen assignees, the general partner must allocate the votes in respect of those common units in the same ratios as the votes of limited partners in respect of other common units are cast. Every three years, there is a meeting of the limited partners to elect the elected members of the Board of Supervisors. In addition, a special meeting of limited partners may be called by the Board of Supervisors or by limited partners owning in the aggregate at least 20% of the outstanding common units. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or, if authorized by the Board of Supervisors, without a meeting if consents in writing setting forth the action so taken are signed by holders of the number of limited partner interests as would be necessary to authorize or take the action at a meeting of the limited partners. Limited partners may vote either in person or by proxy at meetings.

      The holders of a majority of the outstanding common units represented in person or by proxy will constitute a quorum at a meeting of common unitholders, unless any action by the common unitholders requires approval by holders of a greater percentage of common units, in which case the quorum shall be the greater required percentage. In the case of elections for elected supervisors, any person and its affiliates, including the general partner, that owns more than 20% of the total common units then outstanding may vote not more than 20% of the total units then outstanding in the election. Additional limited partner interests having special voting rights could be issued by us in the future. Our partnership agreement provides that common units held in nominee or street name account will be voted by the broker or other nominee pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units, whether or not the record holder has been admitted as a limited partner, under the terms of the partnership agreement will be delivered to the record holder.

Non-citizen Assignees; Redemption

      If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our Board of Supervisors, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship, residency or other related status of any limited partner or assignee, we may redeem the common units held by that limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the Board of Supervisors may require each limited partner or assignee to furnish information about his nationality, citizenship, residency or related status. If a limited partner or assignee fails to furnish information about nationality, citizenship, residency or other related status within 30 days after a request for that information, that limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in kind upon liquidation.

Transfer of General Partner Interests and Incentive Distribution Rights

      Our general partner may not transfer all or any part of its aggregate general partner interest in us or in our operating partnership to another person prior to September 30, 2006, without the approval of the holders of at least a majority of the outstanding common units. However, the general partner may, without the approval of the holders of the common units, transfer all of its general partner interest in us or in our operating partnership to (1) an affiliate of the general partner or (2) another person in connection with the merger or consolidation of the general partner with or into another person or the transfer by the general partner of all or substantially all of its assets to another person. In each case, any transferee must assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, furnish an opinion of counsel acceptable to the Board of Supervisors, agree to acquire all, or the appropriate portion, as applicable, of the general partner's interests in our operating partnership and agree to be bound by the provisions of the partnership agreement for the operating partnership.

      The general partner has the right at any time to transfer its incentive distribution rights to one or more persons, as an assignment of these rights or as a special limited partner interest, subject only to any reasonable restrictions on transfer and requirements for registering the transfer of the rights as may be adopted by the Board of Supervisors. However, no restrictions or requirements that adversely affect the holders of the incentive distribution rights in any material respect may be adopted without the approval of the holders of at least a majority of the incentive distribution rights. At any time, the owners of interests in the general partner may sell or transfer all or part of their interests in the general partner to an affiliate or a third party without the approval of the common unitholders.

Withdrawal or Removal of the General Partner

      Our general partner has agreed not to withdraw voluntarily as general partner prior to September 30, 2006, with limited exceptions described below, without obtaining the approval of the holders of at least a majority of the outstanding common units and furnishing an opinion of counsel. On or after September 30, 2006, our general partner may withdraw without first obtaining approval from any common unitholder by giving 90 days' written notice. In any event, our general partner may withdraw without common unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner, in limited instances, to sell or otherwise transfer all of its general partner interests without the approval of the common unitholders. For details regarding the transfer of the general partner's interest, see ''—Transfer of General Partner Interests and Incentive Distribution Rights,'' above.

      Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest, the holders of at least a majority of the outstanding common units may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after the withdrawal the holders of at least a majority of the outstanding common units agree in writing to continue our business and to the appointment of a successor general partner.

      Our general partner may not be removed unless the removal is approved by the vote of the holders of at least a majority of the outstanding common units and we receive an opinion of counsel. Any removal is also subject to the approval of a successor general partner by the vote of the holders of at least a majority of the outstanding common units. The partnership agreement also provides that if our general partner is removed without cause and units held by the general partner and its affiliates are not voted in favor of the removal, the general partner will have the right to convert its general partner interests and all of its incentive distribution rights into common units or to receive cash in exchange for those interests. Withdrawal or removal of our general partner also constitutes its withdrawal or removal, as the case may be, as the general partner of our operating partnership. In the event of withdrawal of our general partner that violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and all of its incentive distribution rights for a cash payment equal to the fair market value of those interests.

      Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and the incentive distribution rights for the fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner, or, if no agreement is reached, by an independent investment banking firm or other independent experts selected by the departing general partner and the successor general partner, or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them. In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the departing general partner for our benefit.

      If the above-described option is not exercised by either the departing general partner or the successor general partner, as applicable, the departing general partner will have the right to convert its general partner interests in us and our operating partnership, as well as its incentive distribution rights, into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph or to receive cash in exchange for those interests. Any successor general partner will be deemed to have irrevocably delegated to the Board of Supervisors the authority to manage, or direct the management of, our affairs to the same extent as the departing general partner.

Amendment of Partnership Agreement

      Amendments to the partnership agreement may be proposed only by or with the consent of the Board of Supervisors. In order to adopt a proposed amendment, we are, in general, required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the common unitholders to consider and vote upon the proposed amendment. However, there are some exceptions to this general rule. First, there are some types of amendments that are prohibited by the partnership agreement. Second, there are some types of amendments that can be made by our Board of Supervisors without approval by the common unitholders. Generally, the types of amendments that can be made without unitholder approval are those that will not adversely affect the limited partners in any material respect.

Limited Call Right

      If at any time less than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of that class held by those unaffiliated persons as of a record date to be selected by the general partner on at least 10 but not more than 60 days' prior notice. The purchase price for a purchase of this kind will be the greater of:

•	the highest price paid by the general partner or any of its affiliates for any limited partner interests of that class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase such limited partner interests, and
•	the current market price as of the date three days prior to the date the notice is mailed.

As a consequence of the general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his or her limited partner interests purchased even though he or she does not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of those limited partner interests. The tax consequences to a common unitholder of the exercise of this call right are the same as those applicable to a sale in the open market.

Registration Rights

      Pursuant to the terms of the partnership agreement, we have agreed, subject to some limitations, to register for resale under the Securities Act of 1933 and applicable state securities laws any of our common units or other securities proposed to be sold by our general partner or any of its affiliates if an exemption from the registration requirements of those laws is not otherwise available for the proposed sale. We have agreed to bear all expenses incidental to that registration and sale, excluding underwriting discounts and commissions.

TAX CONSIDERATIONS

Federal Income Tax Considerations

      This section describes the material federal income tax considerations that may be relevant to prospective unitholders. The statements as to matters of federal income tax law and related legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Weil, Gotshal & Manges LLP, our counsel. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. As the context otherwise requires, references in this section to ''us'' or ''we'' are references to either Suburban or the Operating Partnership and not to Weil, Gotshal & Manges LLP.

      No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, tax-exempt entities, expatriates, foreign persons, persons holding units in a tax-deferred or tax-advantaged account, persons holding units as part of a ''straddle,'' ''hedge'' or ''conversion'' transaction with other investments, persons who hold their units through a partnership or other entity which is a pass-through entity for United States federal income tax purposes, or persons for whom a unit is not a capital asset. Furthermore, the discussion assumes that prospective unitholders are not related to each other or to existing unitholders, either by blood or through ownership of entities, in a manner that would affect the tax results to prospective unitholders of owning units. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of common units.

Legal Opinions

      Counsel is of the opinion that, as of the date hereof, assuming the accuracy of the factual representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) Suburban and the Operating Partnership will each be treated as a partnership, and (ii) owners of common units, with certain exceptions, as described in ''—Tax Treatment of Unitholders—Limited Partner Status'' below, will be treated as partners of Suburban, but not the Operating Partnership.

      We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate ''qualifying income'' under Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. Instead, we have relied, and will rely, on the opinions of counsel as to these matters. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly by us, and, indirectly by the unitholders and the general partner, because the costs incurred by us will reduce the amount of cash available for distribution on our common units. Furthermore, no assurance can be given that our treatment, or an investment in Suburban, will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

      For the reasons hereinafter described, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see ''—Tax Treatment of Operations—Treatment of Short Sales'');
•	whether a unitholder acquiring common units in separate transactions must maintain a single aggregate adjusted tax basis in the common units (see ''—Disposition of Common Units—Recognition of Gain or Loss'');
•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see ''—Disposition of Common Units—Allocations Between Transferors and Transferees'');
•	certain matters relating to the allocation among the partners of our income, gain, loss and deduction for federal income tax purposes (see ''—Allocation of Partnership Income, Gain, Loss and Deduction''); and
•	whether our method for depreciating certain Section 743 adjustments is sustainable (see ''—Tax Treatment of Operations—Section 754 Election'' and ''—Uniformity of Common Units'').

Partnership Status

      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

      We have not requested, and do not expect to request any ruling from the IRS as to the status of Suburban or the Operating Partnership as a partnership for federal income tax purposes. Instead we have relied on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, Suburban and the Operating Partnership will each be classified as a partnership for federal income tax purposes. In rendering its opinion, counsel has relied on certain factual representations made by Suburban and the general partner. Such factual matters are as follows:

•	Neither Suburban nor the Operating Partnership has elected or will elect to be treated as an association or corporation;
•	Suburban and the Operating Partnership have been and will be operated in accordance with:
•	all applicable partnership statutes; the partnership agreement or operating partnership agreement (whichever is applicable); and
•	the description of the applicable agreement in this prospectus; and
•	For each taxable year, more than 90% of our gross income will be derived from:
•	the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof; and/or
•	dividends, interest, real property rents and sales proceeds and qualifying hedge income.

      Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the ''Qualifying Income Exception,'' exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of ''qualifying income.'' Qualifying income includes interest from other than a financial business, dividends and income and gains from the processing, transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane, certain hedging activities and the transportation of propane and natural gas liquids. Based upon the representations of Suburban and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income. We estimate that approximately 5% or less of our gross income for calendar year 2002 was not qualifying income.

      If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Suburban, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets and the distribution qualifies for certain exceptions relating to the distribution of marketable securities by partnerships. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

      If Suburban or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and our net income would be taxed to Suburban or the Operating Partnership at corporate rates. The imposition of a corporate income tax on our income would reduce the amount of cash available to distribute to unitholders. In addition, any distributions we made to a unitholder would be treated as either taxable dividend income, to the extent of Suburban's current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in the common units is reduced to zero. Accordingly, treatment of either Suburban or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

      The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

Limited Partner Status

      Unitholders who have become limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, it is not clear whether such assignees will be treated as partners of Suburban for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive certain federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such common units.

      Although it is not clear, a beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. See ''—Tax Treatment of Operations—Treatment of Short Sales.''

      Our income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes and the treatment of cash distributions to them.

Flow-through of Taxable Income

      We will not pay any federal income tax. Instead, each unitholder must report on its income tax return its allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated a share of our income even if it has not received a corresponding cash distribution. Each unitholder must include in income its allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year.

Treatment of Partnership Distributions

      Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of the tax basis the unitholder has in the common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under ''—Disposition of Common Units'' below. Current tax law requires that any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as ''nonrecourse liabilities,'' be treated as a distribution of cash to that unitholder. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future. To the extent that our distributions cause a unitholder's ''at risk'' amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. See ''—Tax Treatment of Unitholders—Limitations on Deductibility of Partnership Losses.''

      A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease such unitholder's share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the unitholder's tax basis in the common units, if such distribution reduces the unitholder's share of our ''unrealized receivables,'' including depreciation recapture, and/or substantially appreciated ''inventory items,'' both as defined in Section 751 of the Internal Revenue Code, and collectively, ''Section 751 Assets.'' To that extent, the unitholder will be treated as having been distributed part of its proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to the unitholder. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

Alternative Minimum Tax

      Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss, including any items of tax preference, for purposes of the alternative minimum tax. A portion of our depreciation deductions will be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us will be higher than his share of our net income because we will use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The alternative minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Basis of Common Units

      A unitholder will have an initial tax basis in the common units equal to the amount paid for the common units plus the unitholder's share of our nonrecourse liabilities, if any. That basis will be increased by the unitholder's share of our income and by any increases in the unitholder's share of our nonrecourse liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decrease in the unitholder's share of our nonrecourse liabilities, if any, and by the unitholder's share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on its share of profits, of our nonrecourse liabilities. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future. See ''—Disposition of Common Units—Recognition of Gain or Loss.''

Limitations on Deductibility of Partnership Losses

      The deduction by a unitholder of its share of our losses will be limited to its tax basis in the common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be ''at risk'' with respect to our activities, if that is less than the unitholder's tax basis. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above such gain previously suspended by the at risk or basis limitations is no longer utilizable.

      In general, a unitholder will be at risk to the extent of its tax basis in the common units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than increases or decreases in tax basis attributable to increases or decreases in the unitholder's share of our nonrecourse liabilities, if any.

      The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities, generally, activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset future passive activity income generated by us and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships or investment income generated by us, or salary or active business income. Passive losses which are not deductible because they exceed a unitholder's share of our income may be deducted in full upon disposition of the entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

      The deductibility of a non-corporate taxpayer's ''investment interest expense'' is generally limited to the amount of such taxpayer's ''net investment income.'' As noted, a unitholder's net passive income from us will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;
•	our interest expense attributable to portfolio income; and
•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

      The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income unless the unitholder waives the benefit of the lower tax rates on such amounts.

Allocation of Partnership Income, Gain, Loss and Deduction

      In general, if we have a net profit, our items of income, gain, loss and deduction are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made to the holders of incentive distribution rights, gross income is allocated to the recipients to the extent of such distributions. There can be no assurances under the treasury regulations that such allocations with respect to the incentive distribution rights will be respected, in which case a unitholder may be allocated additional income, possibly without a corresponding allocation of a deduction for the payment to the holder of the incentive distribution right. In addition, in the event of the conversion of the incentive distribution rights into common units, we intend to take the position that additional taxable income will not be allocated to the existing common unitholders. There can be no assurance, however, that the IRS will not challenge such position. Accordingly, each prospective unitholder should consult its tax advisor regarding the tax consequences caused by the existence of the incentive distribution rights. If we have a net loss, our items of income, gain, loss and deduction are generally allocated first, to the general partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts, as maintained under the partnership agreement, and, second, to the general partner.

      As required by Section 704(c) of the Internal Revenue Code and as permitted by the treasury regulations, certain items of our income, deduction, gain and loss are allocated to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us by each of our partners, referred to in this discussion as ''Contributed Property,'' and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus. The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, certain items of recapture income are allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

      The treasury regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the difference between a partner's ''book'' capital account, credited with the fair market value of Contributed Property, and ''tax'' capital account, credited with the tax basis of Contributed Property (the ''Book-Tax Disparity''), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

      Under the Internal Revenue Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the ''ceiling limitation''). As allowed by the treasury regulations, to the extent that the ceiling limitation is or becomes applicable, we will allocate certain items of income and deduction in a way designed to effectively ''solve'' this problem and eliminate the impact of the ceiling limitation. Although these allocations will not have substantial economic effect because they will not be reflected in the capital accounts of the unitholders they, nevertheless, generally should be respected under the treasury regulations.

      Except with respect to the allocations discussed in the remainder of this paragraph, these allocations should be respected for federal income tax purposes. However, because there are uncertainties in the treasury regulations relating to the allocation of partnership income and because certain of the allocations that may be made under our partnership agreements will be determined by the Board of Supervisors or the general partner in their discretion, there can be no assurance that all of the allocations under our partnership agreements will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. See for example, the discussion in (1) this section regarding allocations attributable to incentive distribution rights, (2) ''—Tax Treatment of Operations—Section 754 Election'', (3) ''—Disposition of Common Units—Allocations Between Transferors and Transferees,'' and (4) ''—Uniformity of Common Units.'' However, no reallocation could be made arbitrarily by the Internal Revenue Service. In such circumstances, a partner's distributive share of our income, gain, loss, or deduction will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

Tax Treatment of Operations

Accounting Method and Taxable Year

      We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its allocable share of our income, gain, loss and deduction for our taxable year ending within or with its taxable year. In addition, any unitholder who has a taxable year ending on a date other than December 31 who disposes of all of its units following the close of our taxable year but before the close of the unitholder's taxable year must include the allocable share of our income, gain, loss and deduction for that taxable year. Therefore, the unitholder's income for the taxable year may include its allocable share of more than one year of our income.

Tax Basis, Depreciation and Amortization

      We use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. See ''—Allocation of Partnership Income, Gain, Loss and Deduction.''

      If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of his interest in us. See ''—Allocation of Partnership Income, Gain, Loss and Deduction'' and ''—Disposition of Common Units—Recognition of Gain or Loss.''

      The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted currently, ratably, or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized.

Section 754 Election

      We have made the election permitted by Section 754 of the Internal Revenue Code. This election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets (''inside basis'') pursuant to Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) its share of our tax basis in such assets (''common basis'') and (2) its Section 743(b) adjustment to that basis. The amount of the adjustment under Section 743(b) is equal to the difference between the purchaser's initial adjusted federal income tax basis in the units purchased and its share of our adjusted basis in our assets attributable to those units. The Section 743(b) adjustment attempts to provide the purchaser with the equivalent of an adjusted tax basis in its share of our assets equal to the fair market value of such share.

      Effective for transfers of partnership interests occurring on or after December 15, 1999, Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which we have done) to depreciate the portion of the Section 743(b) increase with respect to recovery property that is attributable to Section 704(c) built-in gain over the remaining cost recovery period for the Section 704(c) built-in gain. Any remaining portion of the Section 743(b) adjustment is recovered as if it were newly-purchased recovery property placed in service when the purchaser purchased his partnership interest. The recovery allowance for the purchaser's share of common basis is unaffected by the Section 743(b) adjustment.

      However, the regulations under Section 197 indicate that the Section 743(b) adjustment attributable to a Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Furthermore, under treasury regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 of the Internal Revenue Code is generally required to be depreciated using either the straight-line method or the 150% declining balance method.

      Pursuant to our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if such convention is not consistent with certain treasury regulations. See ''—Uniformity of Common Units.'' Although counsel is unable to opine as to the validity of this method, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property. This method is consistent with the regulations under Section 743, but arguably inconsistent with treasury regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and treasury regulation Section 1.197-2(g)(3). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders. See ''—Uniformity of Common Units.''

      The allocation of the Section 743(b) adjustment among items of partnership property must be made in accordance with the Internal Revenue Code and the treasury regulations thereunder. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Goodwill, as an intangible asset, would be amortizable over a longer period of time than our tangible assets.

      A section 754 election is advantageous if the transferee's tax basis in his common units is higher than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election.

      The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Valuation of Partnership Property and Basis of Properties

      The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

Entity-Level Collections

      If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

Treatment of Short Sales

      A unitholder whose common units are loaned to a ''short seller'' to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder with respect to those common units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. See also ''—Disposition of Common Units—Recognition of Gain or Loss.''

Disposition of Common Units

Recognition of Gain or Loss

      A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future.

      Prior distributions from us in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in such common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in such common unit, even if the price is less than his original cost.

      Gain or loss recognized by a unitholder, other than a ''dealer'' in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which could be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other ''unrealized receivables'' or to ''inventory items'' owned by us. The term ''unrealized receivables'' includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an ''equitable apportionment'' method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder's common units. It is not clear whether the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the unitholders. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

      Certain provisions of the Internal Revenue Code affect the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an ''appreciated'' partnership interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or a related person enters into,

•	certain types of short sales;
•	an offsetting notional principal contract; or
•	a futures or forward contract with respect to the partnership interest or substantially identical property.

      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person then acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

      In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month (the ''Allocation Date''). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

      The use of this method may not be permitted under existing treasury regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of common units. If this method is not allowed under the treasury regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future treasury regulations.

      Any unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

Notification Requirements

      A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us, or their broker, is required to notify us of the transfer of such interest and we are required to include a statement with our Partnership Return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among our properties. A unitholder who is required to recognize ordinary income or loss under Section 751 of the Internal Revenue Code upon the sale or exchange of a common unit must submit with its federal income tax return for the taxable year in which the sale or exchange occurs, a statement setting forth the date of the sale or exchange, the amount of gain or loss attributable to the Section 751 property and the amount of capital gain or loss. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

      We will be considered to have been terminated if, in the aggregate, there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. If we elect to be treated as a large partnership, which we currently do not intend to do, we will not terminate by reason of the sale or exchange of interests in us. A termination of us will cause a termination of the Operating Partnership. Any such termination would result in the closing of our taxable year for all unitholders. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Uniformity of Common Units

      Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from the application of the ''ceiling limitation'' to our ability to make allocations to eliminate Book-Tax disparities and a literal application of treasury regulation Section 1.167(c)-1(a)(6) and treasury regulation Section 1.197-2(g)(3) to our Section 743(b) adjustments. Any non-uniformity could have a negative impact on the value of the common units. See ''—Tax Treatment of Operations—Section 754 Election.''

      Although counsel is unable to opine on the validity of this method, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property. This method is consistent with the regulations under Section 743, but is arguably inconsistent with treasury regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and treasury regulation Section 1.197-2(g)(3). See ''—Tax Treatment of Operations—Section 754 Election.'' To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. See ''—Disposition of Common Units—Recognition of Gain or Loss.''

Tax-Exempt Organizations and Certain Other Investors

      Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to such an organization will be unrelated business taxable income and thus will be taxable to such a unitholder.

      A regulated investment company or ''mutual fund'' is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

      Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the transfer agent or United States nominee will withhold taxes (currently at the rate of 38.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

      Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation's ''U.S. net equity,'' which are effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country in which the foreign corporate unitholder is a ''qualified resident'' may reduce or eliminate this tax. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

      Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures

      We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, treasury regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could result in a reallocation of our income to the unitholders and could negatively affect the value of the common units.

      The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the ''Tax Matters Partner'' for these purposes. Our partnership agreement appoints the general partner as our Tax Matters Partner.

      The Tax Matters Partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do because of the costs of application, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Partners in electing large partnerships are required to treat all items from the partnership's return in a manner consistent with such return. If we elect to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities, such as portfolio income or loss; (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of those deductions would be used at the partnership level.

      Adjustments relating to partnership items for a previous taxable year are generally taken into account by those persons who were partners in the previous taxable year. Each partner in an electing large partnership, however, must take into account his share of any adjustments to partnership items in the year such adjustments are made. Alternatively, a large partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, unitholders of an electing large partnership could bear significant costs associated with tax adjustments relating to periods predating their acquisition of units. We do not expect to elect to have the large partnership provisions apply to us because of the cost of their application.

Nominee Reporting

      Persons who hold an interest in us as a nominee for another person are required to furnish to us (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Registration as a Tax Shelter

      The Internal Revenue Code requires that ''tax shelters'' be registered with the Secretary of the Treasury. The temporary treasury regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we do not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of the Treasury in the absence of assurance that we are not subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued us the following tax shelter registration number: 96080000050.

      Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

      We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

Reportable Transaction Disclosure

      In certain circumstances, a unitholder who disposes of common units in a transaction resulting in the recognition by such unitholder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction in accordance with recently issued treasury regulations governing tax shelters and other potentially tax-motivated transactions. Prospective unitholders should consult their tax advisors concerning any possible disclosure obligation under such treasury regulations with respect to the disposition of such units.

Accuracy-Related Penalties

      An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, ''substantial authority'' or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. More stringent rules apply to ''tax shelters,'' a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an ''understatement'' of income for which no ''substantial authority'' exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

      In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently conduct business in 47 states. Many of these states currently impose a state income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. We do not currently intend to elect to effect withholding in any state, and the amount of withholding currently required by the states in which we do business is zero. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See ''—Tax Treatment of Unitholders—Entity-Level Collections.''

      It is the responsibility of each unitholder to investigate the legal and tax consequences to its particular or individual circumstances, under the laws of pertinent states and localities of an investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

INVESTMENT IN COMMON UNITS BY EMPLOYEE BENEFIT PLANS

      An investment in common units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (''ERISA''), and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term ''employee benefit plan'' includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization.

      The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in common units is authorized by the appropriate governing instrument and is a proper investment for the plan.

      Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not employee benefit plans, from engaging in specified transactions involving ''plan assets,'' within the meaning of Department of Labor Regulations § 2510.3-101 (the ''Plan Asset Regulations''), with parties that are ''parties in interest'' under ERISA or ''disqualified persons'' under the Internal Revenue Code with respect to such plans.

      A fiduciary of an employee benefit plan should also consider whether the plan will, by investing in common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of such plan and our operations would be subject to certain restrictions of ERISA and the Internal Revenue Code, including their prohibited transaction rules.

      The Plan Asset Regulations provide guidance with respect to when the assets of an entity in which employee benefit plans acquire equity interests would be deemed ''plan assets.'' Under these regulations, an entity's assets would not be considered to be ''plan assets'' if an exemption applies, including whether the entity is an ''operating company,''—i.e., it is primarily engaged, either directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. We believe we are an ''operating company'' within the meaning of the Plan Asset Regulations.

      Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code.

UNDERWRITING

      We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the units being offered. Subject to the conditions in the underwriting agreement, each underwriter has severally agreed to purchase the number of units indicated in the following table. Goldman Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Units
Goldman, Sachs & Co.	1,141,250
Wachovia Securities, LLC	684,750
Raymond James & Associates, Inc.	456,500

Total	2,282,500

      The underwriters are committed to take and pay for all of the units being offered, if any are taken, other than the units covered by the option described below unless and until this option is exercised.

      If the underwriters sell more units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 342,375 units from us to cover those sales. They may exercise that option for 30 days. If any units are purchased pursuant to this option, the underwriters will severally purchase units in approximately the same proportion as set forth in the table above.

      The following table shows the per unit and total underwriting discounts to be paid to the underwriters by us. Those amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 342,375 additional units.

Paid by Suburban Propane Partners

	No Exercise	Full Exercise
Per Unit	$1.2325	$1.2325
Total	$2,813,181	$3,235,158

      Units sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any units sold by the underwriters to securities dealers may be sold at a discount of up to $0.74 per unit from the initial price to public. Any of the securities dealers may resell any units purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per unit from the initial price to public. After the initial offering, Goldman, Sachs & Co., as representative, may change the offering price and the other selling terms.

      We, our officers and the members of our Board of Supervisors have agreed with the underwriters not to dispose of or hedge any of the units, securities similar to the units or securities convertible into or exchangeable for the units during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the underwriters, and except that our officers, other than Messrs. Alexander and Dunn, may collectively sell or dispose of up to an aggregate of 75,000 of our units. These agreements also do not apply to any existing employee benefit plans, unit option plans or restricted unit plans.

      In connection with the offering, the underwriters may purchase and sell units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of units than they are required to purchase in the offering. ''Covered'' short sales are sales made in an amount not greater than the underwriters' overallotment option to purchase additional units from us in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing units in the open market. In determining the source of units to close out the covered short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through exercise of the overallotment option. ''Naked'' short sales are any sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of units made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased units sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise.

      We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $0.5 million.

      We have agreed to indemnify the several underwriters against the liabilities described in the underwriting agreement, including liabilities under the Securities Act of 1933.

      Goldman, Sachs & Co. and affiliates of Wachovia Securities, LLC have, from time to time, provided, and the underwriters and their respective affiliates may in the future provide, financial advisory, investment banking, and general financing and banking services to us and our affiliates, for which they have received, and may receive, customary fees and expenses.

LEGAL OPINIONS

      The validity of the common units offered hereby are being passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

      The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended September 28, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934. As a result, we file reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any information filed by us is also available on the SEC's EDGAR database at http://www.sec.gov. Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits selected information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by reference to that exhibit.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to ''incorporate by reference'' the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We are incorporating by reference in this prospectus the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended September 28, 2002;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2002;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003;
•	our Current Reports on Form 8-K filed on October 10, 2002 and January 9, 2003; and
•	the description of the common units in our registration statement on Form 8-A filed on February 22, 1996.

      We also incorporate by reference all documents that we may file with the SEC pursuant to Sections 13(a), 13(b), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

      You may request a copy of any of these documents, at no cost, by writing or telephoning our Investor Relations Department at the following address and telephone number:

Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981
Telephone No.: (973) 887-5300

      You should rely on the information provided in this prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We will make offers of common units only in states where those offers are permitted. You should not assume that the information in this prospectus or any incorporated document is accurate as of any date other than the date of this prospectus or that document, as the case may be.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act. All statements that do not relate strictly to historical or current facts are forward-looking statements. They use words such as ''anticipate,'' ''believe,'' ''intend,'' ''plan,'' ''projection,'' ''forecast,'' ''strategy,'' ''position,'' ''continue,'' ''estimate,'' ''expect,'' ''may,'' ''will,'' or the negative of those terms or similar words. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions involving future events that we may not be able to accurately predict or over which we have no control. Therefore, the future results of our company may differ materially from those expressed in these forward-looking statements. Specific factors which could cause actual results to differ from those in the forward-looking statements are discussed in the ''Risk Factors'' section of this prospectus, which begins on page 6. You should not put undue reliance on any forward-looking statements.

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      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

2,282,500 Common Units
Suburban Propane
Partners, L.P.
Representing Limited Partner Interests

Goldman, Sachs & Co.
Wachovia Securities
Raymond James